Exhibit 99.1

27 January 2005

Mitchells & Butlers plc

Transaction in Own Shares

Mitchells & Butlers plc announces that on 27 January 2005 it purchased 450,000 of its ordinary shares at a price of 322.3392 pence per ordinary share. 225,000 of these shares will be held as treasury shares and 225,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 225,000 shares and excluding treasury shares) is 520,715,676. Following the above purchase, Mitchells & Butlers plc holds 1,733,364 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes